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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On October 3, 2003, Bookham Technology plc (the "Company") announced that on October 2, 2003 the Company received notification from AMVESCAP PLC ("AMVESCAP") that following the conversion of unit trusts to investment companies with variable capital, AMVESCAP ceased to be interested in 21,250,161 ordinary shares in the Company and no longer had a notifiable interest in the shares of the Company. A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated by reference.

        On October 23, 2003, the Company announced that on October 22, 2003 the Company received notification from Aviva plc (formerly CGNU plc) ("Aviva") that, following a sale of 1,232,368 ordinary shares in the Company on October 21, 2003, its subsidiary Morley Fund Management Limited is now interested in 31,443,066 ordinary shares, representing approximately 14.55% of the current issued share capital of the Company, including a material interest in 19,096,513 shares (8.84%); Aviva has the same interest. A copy of this announcement is attached hereto as Exhibit 99.2 and is incorporated by reference.

        On October 23, 2003, the Company announced that on October 22, 2003, the Company received notification from The Goldman Sachs Group, Inc. that as of the close of business on October 14, 2003, The Goldman Sachs Group Inc. no longer had a disclosable interest in the shares of the Company. A copy of this announcement is attached hereto as Exhibit 99.3 and is incorporated by reference.

Exhibits

99.1
Announcement issued on October 3, 2003.

99.2
Announcement issued on October 22, 2003.

99.3
Announcement issued on October 23, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2003
BOOKHAM TECHNOLOGY PLC
	By:	/s/ GIORGIO ANANIA
	Name:	Giorgio Anania
	Title:	Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Announcement issued on October 3, 2003.	1
99.2	Announcement issued on October 22, 2003.	2
99.3	Announcement issued on October 23, 2003.	3

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SIGNATURES
BOOKHAM TECHNOLOGY PLC